     As filed with the Securities and Exchange Commission on June 27, 1996


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1995


                                       OR


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        Commission file number 33-96816


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Central Garden & Pet Company Investment Growth Plan
          700 Milwaukee Avenue North
          Algona, Washington  98001


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          Central Garden & Pet Company
          3697 Mt. Diablo Boulevard
          Lafayette, California  94549


                             REQUIRED INFORMATION

          1. Financial statements filed as a part of this annual report: Report of Deloitte & Touche LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Supplemental Information by Fund (Modified Cash Basis) as of December 31, 1995 and 1994, Audited Statements of Changes in Net Assets Available for Benefits, With Supplemental Information By Fund (Modified Cash Basis) for the Years Ended December 31, 1995 and 1994, and Notes to Financial Statements for the Years Ended December 31, 1995 and 1994.

          2. Exhibit filed as a part of this annual report: Exhibit 23-Consent of Deloitte & Touche LLP, independent auditors.

                                  SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    CENTRAL GARDEN & PET COMPANY
                                    INVESTMENT GROWTH PLAN



Date: June 25, 1996                 By:  /s/ Thomas Siedler
                                         ------------------------
                                         Thomas Siedler, Controller and
                                         Chairman of the Administrative
                                         Committee for the Plan

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT


Trustees and Participants
Central Garden & Pet Company
  Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for purposes of additional analysis rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds and is not a required part of the basic financial statements. These supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

May 3, 1996

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH
SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
DECEMBER 31, 1995
================================================================================


                                                                          Supplemental information
                                --------------------------------------------------------------------------------------------

                                                                                                                 Dreyfus
                                                                                                                  Short-
                                    Capital            Fidelity             Dreyfus                            Intermediate
                                  Preservation         Magellan             Growth &        Dreyfus S&P 500     Government
                                      Fund               Fund             Income Fund         Index Fund           Fund
                                ----------------   -----------------   ------------------   ---------------   --------------
ASSETS:
 Investments at fair value:
            Money market fund         $      -            $1,922,847           $2,631,178          $877,417         $997,798
            Common stock
            Participant loans
                                      ----------          ----------           ----------          --------         --------

    Total investments at fair value          -             1,922,847            2,631,178           877,417          997,798

 Investments at contract value:
    Guaranteed investment contract     3,948,209
                                      ----------          ----------           ----------          --------         --------

NET ASSETS AVAILABLE FOR BENEFITS     $3,948,209          $1,922,847           $2,631,178          $877,417         $997,798
                                      ==========          ==========           ==========          ========         ========

                                                      Supplemental information
                                         -----------------------------------------------------

                                                 Central
                                               Garden & Pet
                                                 Company
                                                  Common          Participant
                                                Stock Fund           loans           Other             Total
                                            ------------------   --------------   -----------       ----------
ASSETS:
 Investments at fair value:
            Money market fund                    $       -          $     -         $4,659           $ 6,433,899
            Common stock                          1,814,329                                            1,814,329
            Participant loans                                        270,856                             270,856
                                                 ----------         --------        ------           -----------

    Total investments at fair value               1,814,329          270,856         4,659             8,519,084

 Investments at contract value:
    Guaranteed investment contracts                                                                    3,948,209
                                                 ----------         --------        ------           -----------

NET ASSETS AVAILABLE FOR BENEFITS                $1,814,329         $270,856        $4,659           $12,467,293
                                                 ==========         ========        ======           ===========


See notes to financial statements                                          -----

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH
SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
DECEMBER 31, 1994
================================================================================

                                                                             Supplemental  information
                                        --------------------------------------------------------------------------------------------
                                                                                                                        Dreyfus
                                                                                                                        Short-
                                            Capital           Fidelity           Dreyfus                             Intermediate
                                          Preservation        Magellan           Growth &        Dreyfus S&P 500      Government
                                              Fund              Fund           Income Fund         Index Fund            Fund
                                        ----------------   --------------   ------------------   ---------------   -----------------
ASSETS:
 Investments at fair value:
            Mutual funds                      $      -           $543,698           $1,813,434          $286,619          $1,008,505
            Common stock
            Participant loans
                                              ----------         --------           ----------          --------          ----------


               Total                                 -            543,698            1,813,434           286,619           1,008,505


 Investments at contract value:
    Guaranteed investment contracts            4,449,702
                                              ----------         --------           ----------          --------          ----------

NET ASSETS AVAILABLE FOR BENEFITS             $4,449,702         $543,698           $1,813,434          $286,619          $1,008,505
                                              ==========         ========           ==========          ========          ==========


                                                                   Supplemental information
                                                   ------------------------------------------------------
                                                       Central
                                                     Garden & Pet
                                                       Company
                                                        Common             Participant
                                                      Stock Fund             loans              Other               Total
                                                    -------------------    -----------      -------------       ------------
ASSETS:
 Investments at fair value:
            Mutual funds                                $     -              $     -             $22,546         $3,674,802
            Common stock                                 685,006                                                    685,006
            Participant loans                                                 134,641                               134,641
                                                        --------             --------            -------         ----------

               Total                                     685,006              134,641             22,546          4,494,449

 Investments at contract value:
    Guaranteed investment contracts                                                                               4,449,702
                                                        --------             --------            -------         ----------

NET ASSETS AVAILABLE FOR BENEFITS                       $685,006             $134,641            $22,546         $8,944,151
                                                        ========             ========            =======         ==========


See notes to financial statements                                         -----

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
YEAR ENDED DECEMBER 31, 1995
===============================================================================


                                                                                   Supplemental information
                                                            -------------------------------------------------------------------

                                                                Capital       Fidelity          Dreyfus
                                                             Preservation     Magellan          Growth &        Dreyfus S&P 500
                                                                 Fund           Fund           Income Fund         Index Fund
                                                             ------------     --------         -----------      ---------------
ADDITIONS TO NET ASSETS:
  Investment income:
    Net appreciation in fair value of investments             $       -       $  247,382         $ 352,640          $ 134,819
    Interest and dividend income                                 233,357         107,743           125,255             24,176
                                                              ----------      ----------        ----------           --------
            Total investment income                              233,357         355,125           477,895            158,995

  Employee contributions                                         479,306         374,070           443,926            124,591
                                                              ----------      ----------        ----------           --------
            Total additions                                      712,663         729,195           921,821            283,586

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                                  401,757          65,875           163,855             20,269
  Administrative expenses                                          6,861           1,859             3,434                766
                                                              ----------      ----------        ----------           --------
            Total deductions                                     408,618          67,734           167,289             21,035
                                                              ----------      ----------        ----------           --------

NET INCREASE (DECREASE) BEFORE TRANSFERS                         304,045         661,461           754,532            262,551

NET TRANSFERS:
  Interfund transfers                                           (805,538)        717,688            63,212            328,247
                                                              ----------      ----------        ----------           --------

NET INCREASE (DECREASE)                                         (501,493)      1,379,149           817,744            590,798

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                            4,449,702         543,698         1,813,434            286,619
                                                              ----------      ----------        ----------           --------
  End of year                                                 $3,948,209      $1,922,847        $2,631,178           $877,417
                                                              ==========      ==========        ==========           ========

                                                                      Supplemental information
                                                    ------------------------------------------------------------
                                                      Dreyfus            Central
                                                       Short-             Garden
                                                    Intermediate          & Pet
                                                     Government           Common         Participant
                                                        Fund            Stock Fund          loans          Other        Total
                                                     -----------        ----------       -----------       -----       -------
ADDITIONS TO NET ASSETS:
  Investment income:
    Net appreciation in fair value of investments   $  50,508           $1,080,672        $       -     $  6,143     $ 1,872,164
    Interest and dividend income                       62,051                                 14,260       5,252         572,094
                                                   ----------           ----------          --------    --------     -----------
            Total investment income                   112,559            1,080,672            14,260      11,395       2,444,258

  Employee contributions                              147,803              186,933           224,098      13,926       1,994,653
                                                   ----------           ----------          --------    --------     -----------
            Total additions                           260,362            1,267,605           238,358      25,321       4,438,911

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                        63,821               51,774           102,143      12,296         881,790
  Administrative expenses                               1,619                1,285                        18,155          33,979
                                                   ----------           ----------          --------    --------     -----------
            Total deductions                           65,440               53,059           102,143      30,451         915,769
                                                   ----------           ----------          --------    --------     -----------
NET INCREASE (DECREASE) BEFORE TRANSFERS              194,922            1,214,546           136,215      (5,130)      3,523,142

NET TRANSFERS:
  Interfund transfers                                (205,629)             (85,223)                      (12,757)
                                                   ----------           ----------          --------    --------     -----------

NET INCREASE (DECREASE)                               (10,707)           1,129,323           136,215     (17,887)      3,523,142

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 1,008,505              685,006           134,641      22,546       8,944,151
                                                   ----------           ----------          --------    --------     -----------
  End of year                                      $  997,798           $1,814,329          $270,856    $  4,659     $12,467,293
                                                   ==========           ==========          ========    ========     ===========


See notes to financial statements.                                        -----

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
YEAR ENDED DECEMBER 31, 1994
===============================================================================

                                                                              Supplemental information
                                                   ---------------------------------------------------------------------------------

                                                        Texas                 Texas          Texas
                                                    Commerce Bank           Commerce       Commerce                       Capital
                                                     Money Market          Bank Equity    Bank Fixed        Prior       Preservation
                                                      Trust Fund              Fund        Income Fund       plans           Fund
                                                     -------------          -----------    -----------    -----------    -----------
ADDITIONS TO NET ASSETS:
 Investment income (loss):
  Net appreciation (depreciation) in fair value
   of investments                                       $         -     $        -       $      -     $        -         $       -
  Interest and dividend income                                                                                              151,993
                                                         -----------    -----------      ---------    -----------        ----------
           Total investment income (loss)                         -              -              -              -            151,993

 Employee contributions                                                                                                     219,914
                                                         -----------    -----------      ---------    -----------        ----------
           Total additions                                        -              -              -              -            371,907

DEDUCTIONS FROM NET ASSETS:
 Benefits paid to participants                                                                                              233,047
 Administrative expenses                                                                                                      4,962
                                                         -----------    -----------      ---------    -----------        ----------

           Total deductions                                       -              -              -              -            238,009
                                                         -----------    -----------      ---------    -----------        ----------

NET INCREASE (DECREASE) BEFORE TRANSFERS                          -              -              -              -            133,898

NET TRANSFERS:
      Interfund transfers                                                                                                  (102,175)
      Transfer of net assets from merged plan (Note 4)                                                 1,052,097
      Transfer to succeeding trustee                     (2,753,338)    (1,456,519)      (934,858)    (2,241,252)         4,417,979
                                                        -----------    -----------      ---------    -----------         ----------

            Total transfers                              (2,753,338)    (1,456,519)      (934,858)    (1,189,155)         4,315,804
                                                        -----------    -----------      ---------    -----------         ----------

NET INCREASE (DECREASE)                                  (2,753,338)    (1,456,519)      (934,858)    (1,189,155)         4,449,702

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                        2,753,338      1,456,519        934,858      1,189,155
                                                        -----------    -----------      ---------    -----------         ----------

 End of year                                            $        -     $        -       $      -     $        -          $4,449,702
                                                        ===========    ===========      =========    ===========         ==========



                                                           Supplemental information
                                  -----------------------------------------------------------------------------
                                                                          Dreyfus       Central
                                                                           Short-       Garden
                                  Fidelity     Dreyfus     Dreyfus S&P  Intermediate    & Pet
                                  Magellan     Growth &         500      Government     Common     Participant
                                  Fund        Income Fund   Index Fund     Fund       Stock Fund      loans     Other     Total
                                  ---------   -----------  ----------- ------------  ------------  ----------- --------  -------
ADDITIONS TO NET ASSETS:
 Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments    $ (9,650)   $ (132,348)    $(32,267)  $  (77,316)  $(1,036,617)    $     -   $ 6,509 $(1,281,689)

  Interest and dividend income        4,667        54,023       31,210       68,602           147        1,026    1,646     313,314
                                  ---------    ----------     --------   ----------   -----------     --------  ------- -----------

   Total investment income (loss)    (4,983)      (78,325)      (1,057)      (8,714)   (1,036,470)       1,026    8,155    (968,375)


 Employee contributions             330,836       432,081      107,763      132,492        84,868                         1,307,954
                                  ---------    ----------     --------   ----------   -----------     --------  ------- -----------

   Total additions                  325,853       353,756      106,706      123,778      (951,602)       1,026    8,155     339,579


DEDUCTIONS FROM NET ASSETS:

 Benefits paid to participants        4,985        26,786       10,571       50,137         4,361                           329,887
 Administrative expenses                381         2,639          390        1,683         1,766                            11,821
                                  ---------    ----------     --------   ----------   -----------     --------  ------- -----------

   Total deductions                   5,366        29,425       10,961       51,820         6,127           -        -      341,708
                                  ---------    ----------     --------   ----------   -----------     --------  ------- -----------

NET INCREASE (DECREASE) BEFORE
 TRANSFERS                          320,487       324,331       95,745       71,958      (957,729)       1,026    8,155      (2,129)


NET TRANSFERS:
Interfund transfers                  80,325       (73,313)       9,195     (133,310)       82,422      122,465   14,391
Transfer of net assets from
 merged plan (Note 4)                                                                                                     1,052,097
Transfer to succeeding trustee      142,886     1,562,416      181,679    1,069,857                     11,150
                                  ---------    ----------     --------   ----------   -----------     --------  ------- -----------

   Total transfers                  223,211     1,489,103      190,874      936,547        82,422      133,615   14,391   1,052,097
                                  ---------    ----------     --------   ----------   -----------     --------  ------- -----------


NET INCREASE (DECREASE)             543,698     1,813,434      286,619    1,008,505      (875,307)     134,641   22,546   1,049,968


NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                                      1,560,313                         7,894,183
                                  ---------    ----------     --------   ----------   -----------     --------  ------- -----------

 End of year                      $ 543,698    $1,813,434     $286,619   $1,008,505   $   685,006     $134,641  $22,546 $ 8,944,151
                                  =========    ==========     ========   ==========   ===========     ========  ======= ===========



See notes to financial statements.                                         -----

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
================================================================================


NOTE 1:   PLAN DESCRIPTION

The following brief description of the Central Garden & Pet Company Investment Growth Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

     GENERAL: The Plan is a 401(k) plan sponsored by Central Garden & Pet Company (the Company). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

     CONTRIBUTIONS: Participants of the Plan can elect to defer pretax contributions between 1% and 15% (up to a maximum of $9,240 in 1995 and 1994) of compensation. The Company has contributed up to 25% of the first 6% of base compensation that a participant contributes to the Plan in both 1995 and 1994. The Plan provides that the Company's Board of Directors has the right to change or discontinue the matching contribution at any time, at its discretion. The 1995 Company matching contribution will be contributed in 1996.

     VESTING: Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company contributed portion of participants' accounts, plus any earnings, is based on years of continuous service. A participant is 100% vested after five years of credited service.

     PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment income and/or losses, and the Company's contributions. Allocation of the Company's contributions are based on the participant's salary and length of service as discussed under Contributions.

     INVESTMENT OPTIONS: The trustee function is performed by Dreyfus Trust Company. Dreyfus Retirement Services performs the recordkeeping of the Plan. Pursuant to the Plan investment alternatives, the participants have a choice of six investment options. The following are the available Plan choices and descriptions obtained from the investment prospectus (or Plan description for Common Stock Fund):

          Capital Preservation Fund: Seeks high level of current income and
          -------------------------
          stability of principal. Fund portfolio primarily consists of Guaranteed Investment Contracts (GICs) and other stable value investments. The investments are fixed income investments intended to have stable principal value.

          Fidelity Magellan Fund:  Seeks to increase the value of its shares
          ----------------------
          over the long term by investing in companies with growth potential. Fund invests primarily in common stock and convertible equities of U.S. multinational and foreign companies.

          Dreyfus Growth & Income Fund:  Seeks to obtain long-term capital
          ----------------------------
          growth, current income, and growth of income while maintaining reasonable investment risk. The portfolio consists of equity and debt securities and money market instruments of domestic and foreign issuers.

          Dreyfus S&P 500 Index Fund:  Seeks to provide investment results that
          --------------------------
          correspond to the price and yield performance of publicly traded stocks in the aggregate, as represented by the S&P 500.

          Dreyfus Short-Intermediate Government Fund:  Seeks high current
          ------------------------------------------
          income with increased price stability. Fund invests in U.S. Government backed securities (i.e., U.S. Treasury Securities, Treasury Bills, and Treasury Notes).

          Central Garden & Pet Company Common Stock Fund:  Invested in shares
          ----------------------------------------------
          of common stock of the Company.

     PARTICIPANT LOANS: Participant loans are available to active employees of up to 50% of an employee's account balance, with a minimum of $1,000 and a maximum of $50,000. Loan terms are a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed only one outstanding loan at a time. Loans are secured by the participant's account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined quarterly by the Plan administrator. As of December 31, 1995, there were 71 such loans, with contractual interest rates ranging between 7% to 10% and maturity dates ranging from November 1, 1996, to December 1, 2005.

     DISTRIBUTION OF BENEFITS: Upon termination of service due to death, disability, or retirement, a participant can elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

     FORFEITURES: Forfeitures are used to reduce future Company matching contributions.

     PLAN TERMINATION: Although it has not expressed any intent to do so, the Company may completely discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, the interests of all participants will become fully vested and will be distributed to each participant.

     TAX STATUS: The Plan obtained its latest determination letter on September 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     ADMINISTRATIVE EXPENSES: Substantially all administrative expenses associated with the Plan are shared by the Company and the Plan.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: The Plan's financial statements are prepared on the modified cash basis of accounting, which is based on cash receipts and disbursements, except for the recognition of the net appreciation or depreciation in the fair value of investments at the end of the Plan year.

     INVESTMENT VALUATION AND INCOME RECOGNITION: Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. Participant loans are carried at the unpaid principal balance, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS:  Benefits are recorded when paid.

NOTE 3:   INVESTMENTS

Investments that represent 5% or more of the Plan's net assets at December 31, 1995 and 1994, are separately identified in the following table:

                                                                 1995                1994
                                                                 ----                ----
     Capital Preservation Fund                                $3,948,209          $4,449,702
     Fidelity Magellan Fund                                    1,922,847             543,698
     Dreyfus Growth & Income Fund                              2,631,178           1,813,434
     Dreyfus S&P 500 Index Fund                                  877,417             286,619
     Dreyfus Short-Intermediate Government Fund                  997,798           1,008,505
     Central Garden & Pet Company Common Stock Fund            1,814,329             685,006

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value for the years ended December 31 as follows:

                                                                  1995                1994
                                                                  ----                ----
     Fidelity Magellan Fund                                   $  247,382          $    (9,650)
     Dreyfus Growth & Income Fund                                352,640             (132,348)
     Dreyfus S&P 500 Index Fund                                  134,819              (32,267)
     Dreyfus Short-Intermediate Government Fund                   50,508              (77,316)
     Central Garden & Pet Company Common Stock Fund            1,080,672           (1,036,617)
     Other                                                         6,143                6,509
                                                              ----------          -----------
                                                              $1,872,164          $(1,281,689)
                                                              ==========          ===========

NOTE 4:   PLAN MERGERS

On November 17, 1993, the Board of Directors of the Company approved the merger of three affiliated 401(k) plans into the Plan effective December 31, 1993. These included plans known as the Central Garden Supply 401(k) Plan, the Central Garden Supply of Southern California 401(k) Plan, and the Central Garden Sales 401(k) Plan. The Plan was amended as of December 31, 1993, to provide that the vested portion of benefits transferred to the Plan shall continue to be determined in accordance with the vesting schedule of the 401(k) plan from which the benefits were transferred. The assets of the three affiliated 401(k) plans were liquidated and moved to the Plan during 1994. In conjunction with the plans' merger, the Board of Directors of the Company renamed the Plan as the Central Garden & Pet Company Investment Growth Plan, effective December 31, 1993. Also, the Company's Board of Directors designated the Dreyfus Trust Company as Trustee of the Plan, effective January 1, 1994. The Plan net assets were transferred to Dreyfus funds during 1994.

On September 8, 1994, the Board of Directors of the Company approved the merger of the Colorado Chemical and Fertilizer 401(k) plan (the Colorado Plan) into the Plan effective October 31, 1994. The assets of the Colorado Plan were liquidated and moved to the Plan during 1994. The statement of changes in net assets available for benefits for the year ended December 31, 1994, includes the investment results and other changes in net assets available for benefits for the Colorado Plan beginning November 1, 1994.

NOTE 5:   DUE TO PARTICIPANTS WHO HAVE WITHDRAWN

As of December 31, 1995 and 1994, net assets available for benefits included benefits of $388,599 and $29,526, respectively, due to participants who have withdrawn from participation in the Plan.

NOTE 6:   PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include Central Garden & Pet Company common stock, representing party-in-interest transactions that qualify as exempt prohibited transactions.